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                                                                      Exhibit 31


FOR IMMEDIATE RELEASE
Contact: George Pasley
V.P. Communications
214-953-4510
Website: prnewswire.com/gix

                      GLOBAL CONTINUES MERGER NEGOTIATIONS

DALLAS, TX (June 7, 1999) - Global Industrial Technologies, Inc. (NYSE: GIX) announced today that it is continuing in active negotiations with respect to a possible sale of the company with the same third party with which it had previously entered into an exclusivity agreement on May 20, 1999 and, accordingly, has agreed to extend the exclusivity period on the same terms as before until 5:00 p.m. July 12, 1999. In connection with this extension, the parties have also agreed that Global will be paid a fee of $5 million if the third party does not enter into a definitive agreement to acquire Global at a price of not less than $13.00 per share by July 12, 1999, subject to certain exceptions. No assurances can be given that such continuing discussions and negotiations will result in a definitive agreement being entered into with respect to such a transaction and the Company does not expect to make any further announcements with respect thereto unless and until a definitive agreement is executed.

Global is a major manufacturer of technologically advanced industrial products that support high-growth markets around the world. Products include modular cells for refining nonferrous metals; premium refractories for lining heat-containing industrial vessels such as steel furnaces; raw materials used to make refractory products; processing and recycling equipment.